FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK OMAN S.A.O.G.
RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013

HSBC Bank Oman S.A.O.G. ('HBON') announces that at the Board of Directors' (the 'Board') meeting held on Wednesday, 30 October 2013, the Board approved HBON's unaudited financial results for the nine months ended 30 September 2013.

· Net interest income was up by 34.8% to RO36.0m (compared to RO26.7m for the same period in 2012).
· Total other operating income improved by 7% to RO15.9m (compared to RO14.9m for the same period in 2012).
·       A net recovery of RO3.8m has been reported for loan impairment charges compared to a net charge of RO2.3m for the same period in 2012. This is due to a recovery of RO2.1m from corporate clients and a general provision release of RO1.7m due to a reduction in corporate loans and advances.

· Operating expenses increased by 51.5% to RO40.5m (compared to RO26.8m for the same period in 2012) reflecting the running costs of the merged bank.
· Net profit was up 20.6% to RO12.7m (compared to RO10.6m for the same period in 2012).
·       Loans and advances, net of provisions and reserved interest, decreased by 17% to RO1,016.2m (compared to RO1,224.7m at 30 September 2012), while customer deposits increased by 2.8% to RO1,927.8m (compared to
         RO1,875.1m at 30 September 2012).

· HBON's capital adequacy ratio stood at 19.0% at 30 September 2013 compared to 15.8% at 30 September 2012, representing a strong capital base.

As the merger which created HBON in June 2012 was accounted for as a reverse acquisition under International Financial Reporting Standard 3 ('IFRS 3') 'Business Combinations', the comparative information in HBON's unaudited financial results for the nine months ended 30 September 2013 is comprised of financial results of  HSBC Bank Middle East Limited, Oman branches, for nine months ended 30 September 2012 and financial results of  Oman International Bank S.A.O.G for four months ended 30 September 2012.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 31 October 2013